UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

TiGenix

(Name of Subject Company (Issuer))

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Name of Filing Persons (Offeror))

Ordinary Shares, no nominal value (“Ordinary Shares”)

American Depositary shares (“ADSs”), each representing 20 Ordinary Shares

(Title of Class of Securities)

ISIN BE0003864817 (Ordinary Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

Costa Saroukos

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

+81 3 3278-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Gregory W. Hayes

Sanjay M. Shirodkar

DLA Piper LLP (US)

444 West Lake Street, Suite 900

Chicago, Illinois 60606

United States

(312) 368-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
U.S. $106,752,331.08	U.S. $13,290.67

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 26,691,334, the number of ordinary shares of TiGenix NV (such shares collectively, “Ordinary Shares” and each an “Ordinary Share”) estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) as of January 30, 2018, multiplied by (y) the offer price of €1.78 per Ordinary Share and (ii) the product of (x) 1,106,942, the number of American Depositary Shares (such shares collectively, “ADSs” and each an “ADS”) representing Ordinary Shares outstanding as of the close of business on March 31, 2018, multiplied by (y) the offer price of €35.60 per ADS, and converting such aggregate amount into US Dollars on the basis of an exchange rate of €1.00 for $1.2282, which was the Federal Reserve Bank of New York noon buying rate at April 20, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued October 1, 2017, by multiplying the transaction valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 13,290.67	Filing Party: Takeda Pharmaceutical Company Limited
Form or Registration No: Schedule TO	Date Filed: April 30, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 30, 2018 (together with any amendments and supplements hereto, this “Schedule TO”) by Takeda Pharmaceutical Company Limited, a company organized under the laws of Japan (“Takeda”) relating to the offer by Takeda to purchase up to 100% of the issued and outstanding ordinary shares (“Ordinary Shares”) of TiGenix NV, a public limited liability company (naamloze vennootschap / société anonyme) incorporated and existing under the laws of Belgium (“TiGenix”) from U.S. holders (within the meaning of instruction 2 to paragraphs (c) and (d) of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and up to 100% of the Ordinary Shares represented by American Depositary Shares of TiGenix (each, an “ADS” and collectively, “ADSs”) from all holders, wherever located, at a price of €1.78 per Ordinary Share and €35.60 per ADS (with each ADS representing twenty (20) Ordinary Shares), in cash, without interest.

This Amendment is being filed on behalf of Takeda. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

(1) The Exhibit List is revised to include as Exhibit (a)(1)(xxi) the following:

Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed by TiGenix NV with the Securities and Exchange Commission on April 16, 2018.

(2) Item 7. Source and Amounts of Funds or Other Consideration of the Schedule TO is amended and supplemented by adding the following sentences after the last paragraph:

Takeda estimates that the total amount of funds required to purchase all of the outstanding Securities which may be tendered in the Offers is $527,985,824.

(3) Section 1 — “Terms of the Offer — Material Terms — Subsequent Offering Periods and Squeeze-Out — Second Acceptance Period” of the Offer to Purchase is amended and supplemented by adding the following sentence before the last sentence in the second paragraph:

The results of the Second Acceptance Period will be published in one or more national Belgian newspapers and will be published via press release in the U.S. and Belgium.

(4) Section 1 — “Terms of the Offer — Material Terms — Subsequent Offering Periods and Squeeze-Out – Mandatory Subsequent Offering Period” of the Offer to Purchase is amended and supplemented by adding the following sentence before the last sentence in the first paragraph:

The results of the Mandatory Subsequent Offering Period will be published in one or more Belgian newspapers and will be published via press release in the U.S. and Belgium.

(5) Section 3 — “Procedures for Accepting the U.S. Offer and Tendering Ordinary Shares and/or ADSs — General — Determination of Validity” of the Offer to Purchase is amended and supplemented by replacing the first paragraph in its entirety to read as follows:

Determination of Validity. We will determine, in our sole discretion, all questions as to the validity, form and eligibility for payment of any tendered Ordinary Shares and/or ADSs. We reserve the absolute right to reject any and all tenders that we determine are not in proper form or the acceptance for payment of, or payment for which may, in our opinion, be unlawful. We also reserve the right to waive any defect or irregularity in the tender of any Ordinary Shares and/or ADSs of any particular holder, whether or not similar defects or irregularities are waived in the case of other security holders. Unless otherwise waived by us, your tender of Ordinary Shares and/or ADSs will not be valid until all defects or irregularities have been cured or waived. None of Takeda, the U.S. Share Tender Agent, the U.S. ADS Tender Agent, the U.S. Information Agent or any other person will be under any duty to give notification of any defects or irregularities in the tender of any Ordinary Shares and/or ADSs, or incur any liability for failure to give any such notification.

(6) Section 4 — “Withdrawal Rights” of the Offer to Purchase is amended and supplemented by replacing the last paragraph in its entirety to read as follows:

All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, subject to applicable law. None of Takeda, TiGenix, the U.S. Share Tender Agent, the U.S ADS Tender Agent, the U.S. Information Agent or any other person, will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

(7) Section 9 — “Certain Information Concerning TiGenix” of the Offer to Purchase is amended and supplemented by replacing the last two sentences of the first paragraph in its entirety to read as follows:

We do not have any knowledge that would indicate that any statements contained herein based on such documents, records and public sources are untrue. We have not independently verified whether TiGenix has failed to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

(8) Section 13 — “Purpose of the Offers; Plans for TiGenix” of the Offer to Purchase is amended and supplemented by adding the following sentences to the end of the section:

Takeda’s ability to control or fully integrate TiGenix will be subject to certain restrictions under Belgian law and regulations in the event Takeda does not acquire 100% of the Securities pursuant to the Offers. As described herein, in the event Takeda (a) holds, as a result of the Offers, at least 95% of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) and (b) acquired at least 90% of the Ordinary Shares that are subject to the Offers, Takeda is required under the Transaction Agreement to proceed with a Squeeze-Out, which will result in Takeda acquiring 100% of the Securities, TiGenix becoming a wholly owned subsidiary of Takeda and the automatic delisting of the Ordinary Shares from Euronext Brussels. If the conditions required for a Squeeze-Out are not met, Takeda will not acquire 100% of the Securities, and TiGenix will continue to have minority Security holders following consummation of the Offers. However, assuming there is no waiver of the Minimum Acceptance Condition, Takeda and its affiliates will own as a result of the Offers, Securities representing or giving access to 85% or more of the voting rights represented or given access to by all Securities on a fully diluted basis as of the expiration of the Initial Acceptance Period.

If Takeda does not acquire 100% of the Securities as a result of the Offers, the minority holders of Ordinary Shares will continue to be able to exercise their rights as shareholders of TiGenix. All holders of Ordinary Shares will be entitled to attend TiGenix shareholder meetings, although so long as Takeda and its affiliates own more than 75% of the then outstanding Ordinary Shares, Takeda will be able to approve any actions permitted to be taken at a meeting of shareholders other than the following actions, which must be approved by holders of at least 80% of the then outstanding Ordinary Shares: (i) modifying the corporate object of TiGenix, (ii) acquiring, receiving a pledge over or disposing of TiGenix’s own shares, and (iii) converting TiGenix’s own into a different legal entity form.

In addition, if Takeda does not acquire 100% of the Securities as a result of the Offers, Belgian law requires that any transaction between TiGenix and any of its affiliates (which following the Offers would include

Takeda and its affiliates) be reviewed to determine whether such transaction would be prejudicial to TiGenix. This process includes review by a committee of independent directors together with one or more independent experts, followed by full board of director approval and a review by the statutory auditor of TiGenix of the underlying information reviewed by the directors.

In the event a Squeeze Out is not undertaken, Takeda intends to cause TiGenix to request a voluntary delisting of the Ordinary Shares from Euronext Brussels, although there can be no assurance that this request will be granted. Please see Section 8- “Certain Effects of the Offers.” In the event the delisting request is denied, TiGenix would continue to be subject to the requirements of Belgian law and regulations applicable to listed companies, including the requirements of Euronext Brussels, such as corporate governance requirements with respect to independent directors and the establishment of certain board committees.

In the event Takeda does not acquire 100% of the Securities as a result of the Offers, Takeda may consider options available under applicable law to acquire any remaining Securities, including through privately negotiated transactions or otherwise.

(11) Section 14 — “Summary of the Transaction Agreement and Related Agreements — Transaction Agreement — Undertakings during the Interim Period” of the Offer to Purchase is amended by replacing the seventh bullet of the third paragraph in its entirety to read as follows:

settle any claims in such a manner as would have a Material Adverse Effect (as defined below);

(12) Section 15 — “Conditions to the Offers” of the Offer to Purchase is amended and supplemented by adding the following sentences to the end of the section:

“Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects, has resulted or would reasonably be expected to result (in the latter case, insofar as this probability is confirmed by an independent expert) in a loss or liability for TiGenix and its subsidiaries (the “Group”), taken as a whole, having a negative impact of more than €15 million (after taxes) on TiGenix’s consolidated net assets (whether such Effect materializes before, on or after the payment for the Securities tendered in the Offers following closing of the Initial Acceptance Period (the “Completion of the Bid”), excluding any Effect resulting from:

(a) changes in International Financial Reporting Standards, generally accepted accounting principles in Belgium, Spain or the U.S., as applicable, or any other applicable accounting standards or the official interpretation thereof;

(b) changes in the financial or securities markets or general economic, regulatory or political conditions in Belgium, Spain, the U.S. or Japan;

(c) changes of Applicable Law (as defined below) or the official interpretation thereof affecting the existing business operations of the Group or changes of conditions affecting the geographical markets in which the members of the Group operate. “Applicable Law” means, with respect to any of Takeda or TiGenix, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental entity (i.e., any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other authority, body or agency, or any political or other subdivision, department or branch of any of the foregoing which has or claims to have competent jurisdiction over the relevant persons or its business, property, assets or operations), or stock exchange or similar body, that is binding upon such party, as amended unless expressly specified otherwise;

(d) acts of war, sabotage or terrorism, hurricanes, floods, wildfires, tornados, earthquakes or other natural disasters or acts of God involving Belgium, Spain, the U.S. or Japan;

(e) the announcement of the Offers or the Completion of the Bid, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, venture partners or employees (excluding key employees of TiGenix listed on Schedule 1 of the Transaction Agreement, other than any such key employee who voluntarily terminates his/her employment relationship with any member of the Group) of the Group (otherwise than through a breach of the Transaction Agreement by any member of the Group);

(f) any failure by any member of the Group to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, including any decline in the price of, or variation in the trading volume of, any securities issued by any member of the Group (otherwise than through a breach of the Transaction Agreement by any member of the Group);

(g) any action taken (or omitted to be taken) at the written request of Takeda;

(h) any action omitted to be taken by TiGenix that requires the written consent of Takeda pursuant to the Transaction Agreement to the extent that Takeda fails to give its reasonable consent thereto after a written request therefor pursuant to the terms of the Transaction Agreement;

(i) any action taken by any member of the Group that is required pursuant to the Transaction Agreement;

(j) any change, event, occurrence or development relating to the products or product candidates of the Group; and

(k) any breach of the Transaction Agreement by Takeda.

(13) Section 18 — “Miscellaneous” of the Offer to Purchase is amended and supplemented by deleting the first sentence in the first paragraph in its entirety. In addition, Section 1 — “Terms of the Offer — Material Terms — Withdrawal Rights” of the Offer to Purchase is amended by deleting the last paragraph.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2018	TAKEDA PHARMACEUTICAL COMPANY LIMITED

	By:	/s/ Christophe Weber
	Name:	Christophe Weber
	Title:	President and Chief Executive Officer

Exhibit No.	Description

(a)(1)(i)	U.S. Offer to Purchase, dated April 30, 2018 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(ii)	Form of Share Acceptance Letter (incorporated by reference to Exhibit (a)(1)(ii) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(iii)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated by reference to Exhibit (a)(1)(iii) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(iv)	Form of Share Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(iv) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(v)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(v) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vi) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vii) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(viii)	Summary Advertisement as published in the New York Times, dated April 30, 2018 (incorporated by reference to Exhibit (a)(1)(viii) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(vix)	Press Release issued by Takeda on January 5, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(x)	Press Release issued by Takeda on January 5, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(xi)	Social media content issued by Takeda on January 5, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(xii)	Social media content issued by Takeda on January 5, 2018 (incorporated by reference to Exhibits 99.1, 99.2 and 99.3 to Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(xiii)	Excerpts from presentation at 36th Annual J.P. Morgan Healthcare Conference, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on January 9, 2018).

(a)(1)(xiv)	Excerpts from transcript of presentation at 36th Annual J.P. Morgan Healthcare Conference, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on January 26, 2018).

(a)(1)(xv)	Excerpts from presentation accompanying Q3 Earnings Conference Call, dated February 1, 2018, available on Takeda’s external website (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on February 1, 2018).

(a)(1)(xvi)	Excerpts from transcript of Q3 Earnings Conference Call, dated February 1, 2018, audio available on Takeda’s external website (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda on February 1, 2018).

(a)(1)(xvii)	Excerpts from Takeda filed Q3 financial statements, available on Takeda’s external website (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Takeda on February 1, 2018).

(a)(1)(xviii)	Transcript of video message to TiGenix employees (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on February 13, 2018).

(a)(1)(xix)	Joint Press Release issued by Takeda and TiGenix on March 23, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on March 23, 2018).

(a)(1)(xx)	Press Release issued by Takeda on April 25, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on April 25, 2018).

(a)(1)(xxi)	Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed by TiGenix NV with the Securities and Exchange Commission on April 16, 2018 (incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed by TiGenix NV on April 16, 2018).

(b)	Not applicable.

(d)(1)	Offer and Support Agreement, dated as of January 5, 2018, by and between Takeda and TiGenix (incorporated by reference to exhibit 99.1 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(d)(2)	Confidential Disclosure Agreement, dated as of June 30, 2017, by and among TiGenix SAU (an affiliate of TiGenix) and Takeda Pharmaceuticals International AG, as amended by the addendum thereto dated as of November 17, 2017, by and among TiGenix SAU, TiGenix, Takeda Pharmaceuticals International AG and Takeda (the “Confidentiality Agreement”) (incorporated by reference to exhibit 99.2 to the Schedule 13D filed by Takeda on January 12, 2018).

(d)(3)	Second Amendment to Confidentiality Agreement, dated February 14, 2018 (incorporated by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(d)(4)	Non-binding letter of interest between Takeda and TiGenix, dated November 10, 2017 (incorporated by reference to Exhibit (d)(4) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(d)(5)	License Agreement between TiGenix S.A.U. and Takeda Pharmaceuticals International AG dated July 4, 2016 (incorporated by reference to exhibit 10.22 of Amendment No. 3 to TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on July 6, 2016).

(d)(6)	Irrevocable Undertaking, dated as of January 5, 2018, by and among Gri-Cel, S.A., Grifols Worldwide Operations Ltd. and Takeda (incorporated by reference to exhibit 99.3 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(d)(7)	Form of Irrevocable Undertaking, dated as of January 4, 2018, by and among Takeda and each of Eduardo Bravo and Claudia D’Augusta (incorporated by reference to exhibit 99.4 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(d)(8)	Form of Irrevocable Undertaking, dated as of January 4, 2018, by and among Takeda and each of Greig Biotechnology Global Consulting, Inc., Innoste SA, Willy Duron and June Almenoff (incorporated by reference to exhibit 99.5 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(g)	Not applicable.

(h)	Not applicable.